UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MOLECULAR DEVICES CORPORATION

(Name Of Subject Company (Issuer))

MDS INC. (an indirect Parent of Offeror)

MONUMENT ACQUISITION CORP. (Offeror)

(Names of Filing Persons (Offerors))

COMMON SHARES, $0.001 PAR VALUE

(Title of Class of Securities)

60851C 10 7

(CUSIP Number of Class of Securities)

Kenneth L. Horton

MDS Inc.

2700 Matheson Blvd. East, West Tower

Mississauga, Ontario, Canada L4W 4V9

Telephone: (416) 213-4255

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Joel Freedman

William Shields

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$585,518,185	$62,650.45

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 16,493,470 outstanding common shares, $0.001 par value, of Molecular Devices Corporation for the expected consideration in the tender offer of $35.50 per share. Such number of outstanding shares represents the total of 16,493,470 common shares outstanding as of January 25, 2007 (as reported in Molecular Devices Corporation’s press release filed on Form 8-K on January 29, 2007).

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2007 issued by the Securities and Exchange Commission on December 8, 2006. Such fee equals 0.0107% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Monument Acquisition Corp., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of MDS Inc., a company organized under the laws of Canada (“Parent”), to purchase all the outstanding common shares, $0.001 par value (the “Shares”), of Molecular Devices Corporation, a Delaware corporation (the “Company”), at a purchase price of $35.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated February 13, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Purchaser and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the SUMMARY TERM SHEET of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company is Molecular Devices Corporation, a Delaware corporation. The address of the principle executive offices of the Company is 1311 Orleans Drive, Sunnyvale, California 94089, and its telephone number is (408) 747-1700.

(b) As of January 25, 2007, there were 16,493,470 common shares, $0.001 par value, of the Company outstanding.

(c) The Shares are traded on the NASDAQ Global Select Market (“Nasdaq”) under the symbol “MDCC.” The information set forth in Section 6 “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 9 “Certain Information Concerning MDS and the Purchaser” and Annex I “Directors and Executive Officers of MDS and the Purchaser” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the SUMMARY TERM SHEET, Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” Section 4 “Acceptance for Payment and Payment,” Section 5 “Certain U.S. Federal Income Tax Consequences,” Section 7 “Possible Effects of the Offer on the Market for Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Molecular Devices” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years neither the Parent, the Purchaser nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Annex I “Directors and Executive Officers of MDS and the Purchaser” of the Offer to Purchase has entered into any transaction with the Company or any of the Company’s affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years neither the Parent, the Purchaser nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Annex I “Directors and Executive Officers of MDS and the Purchaser” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 11 “Contacts and Transactions with Molecular Devices; Background of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a),(c)(1)-(7) The information set forth in the Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Molecular Devices” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) The information set forth in Section 9 “Certain Information Concerning MDS and the Purchaser” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in Section 16 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) MDS, the Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in the Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Requirements” and Section 15 “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.	EXHIBITS

See Exhibit Index immediately following the signature page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MDS INC.

Dated: February 13, 2007	By:	/s/ James A. H. Garner
Name: James A. H. Garner Title: Executive Vice-President, Finance, and Chief Financial Officer

MONUMENT ACQUISITION CORP.

Dated: February 13, 2007	By:	/s/ James A. H. Garner
Name: James A. H. Garner Title: Treasurer and Vice President, Finance

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT

(a)(1)	Offer to Purchase dated February 13, 2007.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement published in the Wall Street Journal on February 13, 2007.

(a)(8)	Letter to Axon shareholders and Form W-8BEN.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated January 28, 2007, by and among MDS Inc., Monument Acquisition Corp. and Molecular Devices Corporation (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by MDS Inc. on January 29, 2007.

(d)(2)	Confidentiality Agreement, dated November 22, 2006, by and between Molecular Devices Corporation and MDS Inc.

(d)(3)	Exclusivity Agreement, dated as of January 20, 2007, by and between Molecular Devices Corporation and MDS Inc.

(g)	None.

(h)	None.